 Filed by Alps Electric Co., Ltd. Pursuant to Rule 425 under the U.S. Securities Act of 1933 Subject Company: Alpine Electronics, Inc. (File Number: 132-02817) Dated April 26, 2018 Progress on the Business Integration between Alps Electric and Alpine, and the Directors After the Business Integration (Excerpt) April 26, 2018 1

 Creation of New Automotive Businesses through Business Integration Synergies Enhance collaboration in the automotive business between Alps Electric and Alpine Establish profitable businesses by creating attractive products in the polarizing automotive market Market CASE?Premium HMI products Growing Business Domains Existing products Progressing commoditization Time 3

 Business Expansion Into the CASE?Premium HMI Domains Evolution Into a "T-shaped Company" System Integration Alpine Diversification of system technologies Services Systems OEM Customers Functional Devices ALPS Advancement of elemental technologies Modules Tier1 Customers Devices Tier2 Customers 4

 Business Expansion Into New EHI and IoT Domains Evolution Into a "T-shaped Company" Services Applications/Systems Alpine Utilization of software and system integration Services Systems Customers in the Energy Field Modules/Gateways Functional devices ALPS Advancement of elemental technologies Modules Customers in the Healthcare Field Devices Customers in the Industry Field 5

 Post-integration Medium- to Long-Term Target "ITC101" FY2017 1st Medium-Term Plan 2nd Medium-Term Plan Net sales of 1 trillion yen Business Integration Net Sales 858.3 billion yen Operating income from Automotive Business: Aiming for an increase from the 40-45% range in FY2017 to over 50% in FY2019 Operating Income FY2017 Automotive FY2019 Automotive "ITC101" 71.9 billion yen ?ITC101 : Innovative T-shaped Company with 10% operating income margin and 1 trillion yen sales (A medium- to long-term target to achieve 10% operating income margin and net sales of 1 trillion yen) 6

 Progress on the Business Integration and Medium- to Long-Term Target Medium- to Long-Term Business Target Create a new business of 150 billion yen: New business domains in the automotive market (CASE+Premium HMI) and EHII Evolve into a "T-shaped Company" and achieve the "ITC101" target Progress on the Business Integration Feb. 2018 Alps Electric and Alpine: change to the transaction structure of the business integration Jun. 2018 Alps Electric: general meeting of shareholders; Alpine: general meeting of shareholders Aug. 2018 Expected completion of the review process by the relevant competition law authorities Dec. 2018 Alpine: extraordinary general meeting of shareholders to approve the share exchange Jan. 2019 Effective date of the share exchange; Establishment of ALPS ALPINE Commencement of the business collaboration (planned) (Excluding the product areas in which the companies compete with each other) 7

 Disclaimer Alps Electric Co., Ltd. ("Alps Electric") may file a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the possible share exchange (the "Share Exchange") with Alpine Electronics, Inc. ("Alpine" and, together with Alps Electric, the "Companies"). The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders' meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters. U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders' meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC's website at www.sec.gov. In addition, upon request, the documents will be mailed to shareholders for free of charge. To make a request, please refer to the following contact information. Company name: Alps Electric Co., Ltd. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office Telephone: +81-3-5499-8026 (IR Direct) Company name: Alpine Electronics, Inc. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department Telephone: +81-3-5499-4391 (IR Direct) 9

 Forward-Looking Statements This document includes "forward-looking statements" that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business conditions in and outside Japan; (2) changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies' products, and changes in exchange rates; (3) changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers; (4) further intensified competition in the electronic components business, automotive infotainment business and logistics business; (5) increased instability of the supply system of a certain important components; (6) change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers; (7) costs and expenses, as well as adverse impact to the group's reputation, resulting from any product defects; (8) suspension of licenses provided by other companies of material intellectual property rights; (9) changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets; (10) adverse impact to liquidity due to acceleration of indebtedness; (11) changes in the value of assets (including pension assets) such as securities and investment securities; (12) changes in laws and regulations (including environmental regulations) relating to the Companies' business activities; (13) increases in tariffs, imposition of import controls and other developments in the Companies' main overseas markets; (14) unfavorable political factors, terrorism, war and other social disorder; (15) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes; (16) environmental pollution countermeasures costs; (17) violation of laws or regulations, or the filing of a lawsuit; (18) the Companies being unable to complete the business integration due to reasons such as the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the business integration by the shareholders' meetings of the Companies, and any other reasons; (19) delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities' or other necessary approvals' being unable to be obtained; and (20) inability or difficulty of realizing synergies or added values by the business integration by the integrated group. 10